Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable


03050736

8 May 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
TRADING HALT

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.




ROSEMOUNT
ESTATE


LINDEMANS

08 May 2003

Mr D White
Manager Companies
Australian Stock Exchange Limited
Santos House
91 King William Street
Adelaide SA 5000

Dear Sir

TRADING HALT

I refer to our telephone conversation of this morning and confirm that Southcorp Limited (ASX code: SRP) requests a trading halt with respect to its securities, pursuant to Listing Rule 17.1.

The Company is reviewing its financial expectations for the second half of this financial year, particularly in the light of the continued impact of difficult trading conditions.

The Company expects to make an announcement with respect to its second half earnings by the time the market opens on Monday 12 May, 2003.

Accordingly, we request a trading halt with respect to our securities until that announcement is made.

Yours faithfully

Martin M Hudson
Chief General Counsel & Company Secretary